UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2024 Trading Update (Unaudited)
16th January 2025
Delivered on financial1 and strategic priorities for 2024. Entering 2025 with continued confidence. New strategic partnership with Microsoft progressing our Enterprise focus and technology transformation.

Highlights

●	Underlying Group sales growth2 of 3% for the full year, excluding OPM3 and the Strategic Review4 businesses.
●	Group adjusted operating profit of £595-600m at £:$ of 1.28 for the full year, up c.10% on an underlying basis compared to 2023, resulting in a margin of c.16.8% (2023: 15.6%).
●	Free cash flow conversion in excess of 100%5, ahead of guidance.
●
Successfully delivered our 2024 strategic priorities with progress in Enterprise and scaling AI across our products and services including the recent launch of an AI powered Digital Language Tutor (link here).

●	New multi-year strategic Enterprise AI partnership with Microsoft (link here):
	o	Extending our commercial relationship with Pearson VUE;
	o	Future collaboration on innovation and joint go-to-market activities, including in AI upskilling; and
	o	Opportunity to enhance our AI and technology capabilities across the business.

Omar Abbosh, Pearson's Chief Executive, said:
"I am pleased with the progress Pearson has made in 2024, successfully executing against our financial and strategic priorities. I'm particularly encouraged to see the growing commercial momentum of our AI enhanced offerings and the strategic Enterprise partnerships that we have established, such as the latest with Microsoft. These reflect the strength of our proposition and the opportunities that lie ahead.

The Group is well positioned, with continued confidence, as we look to build on our strategic and operational progress and deliver long-term future value for our shareholders."

Underlying sales growth2 of 3% for 2024, excluding OPM3 and Strategic Review4 businesses; 2% in aggregate
●
Assessment & Qualifications sales were up 3% for the full year and 4% in Q4. Pearson VUE performance was driven by favourable mix, with PDRI seeing good growth. In Clinical Assessment, sales grew due to pricing, digital product growth and successful new product launches. UK & International Qualifications benefited from volume, pricing, and International growth. US Student Assessment performance was supported by several key contract renewals.

●
Virtual Schools sales decreased 1% for the full year, due to the previously announced partner school losses, the impact of which will normalise in H1 2025. 2024/25 academic year enrolments were up 4% on a same school basis and we opened 3 new schools in 2024 taking our total number of schools to 40. Virtual Learning sales declined 4% for the full year attributable to the final portion of the OPM ASU contract in the first half of 2023. Virtual Learning sales declined 5% in Q4 as expected, driven by a tough comparator which saw funding improvements in Virtual Schools in 2023.

●
Higher Education sales grew 1% for the full year and 2% in Q4, in line with expectations. In US Higher Education full year sales growth was driven by continued gains in adoption share, enrolments, and pricing, partially offset by mix impacts. In the year, there was growth of 3% in US digital subscriptions and 24% in Inclusive Access. We accelerated the rollout of AI within our products in the fourth quarter. Pearson+ registered users increased 1% compared to the prior Fall semester, with paid subscriptions flat over the same period and in addition we have been successful in monetising our Channels product.

●
English Language Learning sales increased 8% for the full year with all three business sub-units contributing to growth. Institutional continues to deliver strong performance especially in the Middle East and LatAm. Pearson Test of English (PTE) performed well against a tough market backdrop of tightening migration policies. We continue to incorporate AI within our English Language business unit, launching our first AI powered Digital Language Tutor in the fourth quarter. In Q4 sales grew 11%, an improvement on Q3 due to phasing of revenue in Institutional as expected.

●
Workforce Skills sales grew 6% for the full year, with a solid performance in both Vocational Qualifications and Workforce Solutions. Q4 sales increased by 4% driven by a strong performance in Workforce Solutions partially offset by Vocational Qualifications, as the business had a tough comparator with strong double digit growth in the prior year.

Evolution of Workforce Skills
●
Pearson has a significant opportunity to help enterprises drive productivity and growth by transforming how they evaluate, assess, and reskill their workforce, as well as delivering world-class vocational training and qualifications. To sharpen our focus on the enterprise customer segment, we have formed a global enterprise sales team to enable us to better meet the needs of these customers with a full suite of Pearson solutions. From January this year, Workforce Skills will evolve to become Enterprise Learning and Skills, bringing together Pearson's enterprise sales capabilities globally (excluding those of Pearson VUE). The Enterprise Learning and Skills business unit will be led by Vishaal Gupta.

●
This simplification of the business unit structure will result in modest revenues and costs being transitioned into the Enterprise Learning and Skills business unit from Higher Education. More detail on the financial impact of this change will be outlined at the full year results. We also note that the sub-unit Workforce Solutions becomes Enterprise Solutions.

Strong financial position
●	Pearson's financial position remains robust, with a strong balance sheet, net debt of less than £0.9bn and 2024 free cash flow conversion in excess of 100%5.

Executive Changes
●	We announce the appointment of Naseem Tuffaha as Chief Business Officer. Naseem has a successful track record of high growth and operational excellence at Microsoft, and more recently The Trade Desk.

Financial calendar
●	Full year results will be announced on 28 February 2025. We will hold an in-person presentation and Q&A session, during which we will outline the 2025 outlook.

Financial summary
Underlying growth for the fourth quarter and financial year ended 31st December 2024 compared to the equivalent period in 2023.

Sales	Q4	Full Year
Assessment & Qualifications	4%	3%
Virtual Learning	(5)%	(4)%
Higher Education	2%	1%
English Language Learning	11%	8%
Workforce Skills	4%	6%
Strategic Review4	(100)%	(100)%
Total	3%	2%
Total, excluding OPM3 and Strategic Review4	3%	3%

For an accompanying data sheet providing 2024 metrics relating to sales across select key businesses as well as a breakdown of US Higher Education Courseware college units and Pearson+ metrics, please follow this link

12024 consensus on the Pearson website dated 30th August 2024; adjusted operating profit of £598m at £:$ 1.27. As a reminder, every 1c movement in £:$ rate will equate to approximately £5m adjusted operating profit impact.
2Throughout this announcement growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements, and portfolio changes.
3 We completed the sale of the Pearson Online Learning Services (POLS) business in June 2023 and as such have removed it from underlying measures throughout. Within this specific measure we exclude our entire OPM business (POLS and ASU) to aid comparison to guidance.
4 Strategic Review is sales in international courseware local publishing businesses which have been wound down. As expected, there are no sales in these businesses in 2024.
5 Free cash flow conversion calculated as free cash flow divided by adjusted earnings.

Contacts
Investor Relations	Alex Shore Gemma Terry	+44 (0) 7720 947 853 +44 (0) 7841 363 216
	Steph Crinnegan Brennan Matthews	+44 (0) 7780 555 351 +1 (332) 238-8785
Media Teneo Pearson	Ed Cropley Laura Ewart	+44 (0) 7492 949 346 +44 (0) 7798 846 805

About Pearson
At Pearson, our purpose is simple: to help people realise the life they imagine through learning. We believe that every learning opportunity is a chance for a personal breakthrough. That's why our Pearson employees are committed to creating vibrant and enriching learning experiences designed for real-life impact. We are the world's lifelong learning company, serving customers with digital content, assessments, qualifications, and data. For us, learning isn't just what we do. It's who we are. Visit us at pearsonplc.com.

Notes
Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 16 January 2025
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary